UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

------------------------

Commission File Number: 000-50773

GOTHAM CAPITAL HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

New Jersey	56-2415252
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

266 Cedar Street, Cedar Grove, NJ 07009

(Address of principal executive offices, including zip code)

(973) 239-2952

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

None.

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of record of our Common Stock as of July 12, 2017, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of three new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017, and mailed to the stockholders on or about July 17, 2017.

CHANGE IN BOARD OF DIRECTORS

On or about March 16, 2017, we entered into a Securities Exchange Agreement (the “Exchange Agreement”) with OXYS Corporation, a Nevada corporation (“OXYS”).   We disclosed the execution of the agreement in our Preliminary 14C Information Statement, which we filed with the SEC on March 28, 2017.

Pursuant to the Exchange Agreement, we will complete a “reverse exchange of shares” in which we will acquire all of the outstanding stock of OXYS in exchange for shares of our common stock, by which OXYS will become a wholly owned subsidiary of our company. Upon completion of the exchange of shares, we will adopt and continue implementing OXYS’s business plan. Further, upon completion of the exchange of shares, our current directors and officers will resign and persons designated by OXYS will be appointed officers and directors of our company. The exchange of shares is expected to take place on or about July 28, 2017.  At that time, we will also acquire and cancel the 1,500,000 shares of our Common Stock owned by Carmine Catizone and Pasquale Catizone.

OXYS is a development-stage company in the business of providing a combination of hardware and software products combined with services at the Edge of the Industrial Internet of Things.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION

WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT

OF ANY DIRECTOR. PROXIES ARE NOT BEING SOLICITED.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On July 12, we had 5,266,084 shares of Common Stock issued and outstanding. On October 8, 2016, the issued and outstanding OXYS shares were forward split 3,000- to-1. Outstanding shares referenced in this Information Statement reflect the forward split.   Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

The following table sets forth certain information furnished by current management concerning the ownership of Common Stock of the Company as of July 12, 2017, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percentage of Class
Carmine Catizone (2)	1,738,100 (direct)	3 3.01%
10 1/2 Walker Avenue	80,000 (indirect)(1)	1.52%
Morristown, NJ 07960

Daniel T. Generelli	40,000	0. 76%
24 Kansas Street
Hackensack, NJ 07601

All Directors & Officers	1,778,100 (direct)	33. 77%
as a group (2 persons)	80,000 (indirect)	1.52%

Pasquale Catizone (2)	3,141,325 (direct)	5 9.65%
266 Cedar Street	49,000 (indirect)(3)	0.93%
Cedar Grove, NJ 07009

(1) Carmine Catizone and Phyllis Catizone are husband and wife and are deemed to be the beneficial owners of each other’s shares and custodial shares.  Also includes shares held in custodial account for benefit of Sherri and Carrie Catizone, Carmine’s adult daughters who do not reside with him.

(2) Carmine Catizone and Pasquale Catizone are brothers.

(3) Shares held by Grove Partners, an entity controlled by Pasquale Catizone.

CHANGES IN CONTROL

On or about March 16, 2017, we entered into the Exchange Agreement with OXYS. The exchange of shares will result in a change of our management and board of directors. In addition, after the closing of the Exchange Agreement, there will be significantly more shares of our Common Stock issued and outstanding.

As discussed in “Change in Board of Directors” above and in “Directors and Officers - New Officers and Directors” below, upon the effectiveness of the exchange of shares, our current officers and directors will resign and be replaced by persons designated by OXYS.

The following table sets forth certain information regarding our capital stock, expected to be beneficially owned immediately following the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each newly appointed executive officer and director, and all newly appointed directors and executive officers as a group.  Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

	Number of Shares (1)	Percentage Ownership(2)
Giro DiBiase	3,000,000	7.8%
Vidyadhar Mitta	1,736,843	4.5%
Nevan C. Hanumara	3,000,000	7.8%
Directors and Executive Officers as a Group (3 persons)	7,736,843	20.1%
Nutan V. Dave 719 Cambridge St. Cambridge MA 02141	3,000,000	7.8%

 (1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.  Unless otherwise specified, reported ownership refers to both voting and investment power.

(2)

Immediately prior to the closing of the Exchange Agreement, there are anticipated to be 5,266,084 shares issued and outstanding.  Following the closing, giving effect to the cancellation of 1,500,000 shares and the issuance of a maximum of 34,687,244 shares to the shareholders of OXYS, there is anticipated to be 38,453,328 shares issued and outstanding.

DIRECTORS AND OFFICERS

Upon the closing of the Exchange Agreement, Carmine Catizone and Daniel Generelli will resign as our directors and Giro DiBiase, Vidyadhar Mitta, and Nevan C. Hanumara, all of whom are currently directors of OXYS, will be appointed directors. Additionally, upon completion of the exchange of shares, each of our officers will resign and the current officers of OXYS will be appointed as our officers.

The following discussion sets forth information regarding our current officers and director and our proposed incoming officers and directors.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by OXYS prior to the date the new directors take office.

Current Officers and Director

The following table sets forth as of July 12, 2017, the name, age, positions, and experience of our current executive officers and directors.

Name	Age	Position(s)	Director Since
Carmine Catizone	72	President & Director	October 1, 2003 to present

Daniel Generelli	54	Secretary, Treasurer, Vice-President, & Director	October 1, 2003 to present

New Officers and Directors

Upon the effectiveness of the closing of the Exchange Agreement, Messrs. Catizone and Generelli will resign as directors and officers in favor of the following persons:

Name	Age	Positions	Experience
Giro DiBiase	48	CEO & Director

Mr. DiBiase has been the Chief Executive Officer, Interim Chief Financial Officer, and director of OXYS since its inception on August 4, 2016.  Since 2016, he has operated as the co-founder and operating member with Mr. Hanumara of Cambridge Medspace LLC, a company that provides consulting and advisory services to early stage technology companies as well as providing access to rental office space to those companies.  In his position as co-founder, Mr. DiBiase is responsible for attracting tenants to the space, assisting tenants with infrastructural support, providing tenants with business development and professional networking opportunities, and seeking other sources of revenue for Cambridge Medspace.  Since 1991, Mr. DiBiase has been the owner of Giro and Sons Studio, a full service studio involved in the production, editing and distribution of media in a variety of formats, such as e-learning courseware for major universities in the greater Boston Area.  In his position as owner, Mr. DiBiase is responsible for all aspects of the studio, including content development, employee supervision, business development, customer relations, field events, and profit and loss responsibility.  Mr. DiBiase received a BS from Bentley University School of Business Management in 1991.

Vidyadhar Mitta	45	Director

Mr. Mitta has been a director of OXYS since its inception on August 4, 2016.  Since 2000, he has been the founder and president of Synergic Solutions Inc., a software development company that designs custom software for a variety of industries including radio-medicine and associate allied health fields.  In his position as president, Mr. Mitta has responsibility for all aspects of Synergic Solutions including technical program guidance, employee supervision, business development, and profit and loss responsibility.  Mr. Mitta received a BS in Information Science & Technology from BMS College of Engineering in 1995.

Nevan C. Hanumara	35	Secretary & Director

Mr. Hanumara has been a director of OXYS since its inception on August 4, 2016.  Since 2016, he has operated as the co-founder and operating member with Mr. DiBiase of Cambridge Medspace LLC.  In his position as co-founder, Mr. Hanumara is responsible for attracting tenants to the space, assisting tenants with infrastructural support, providing tenants with business development and professional networking opportunities, and seeking other sources of revenue for Cambridge Medspace.  Since 2012, Mr. Hanumara has worked as a research scientist with the Massachusetts Institute of Technology.  In his position as a research scientist, Mr. Hanumara manages various programmatic activities within the mechanical engineering department and is responsible for teaching courses on medical device design, as well as serving as a program mentor for graduate students.  In addition, he engages in various technical and programmatic business and proposal development efforts on behalf of MIT.  Mr. Hanumara received a PhD in Mechanical Engineering from MIT in 2012, an MS in Mechanical Engineering from MIT in 2006, and a BS in Mechanical Engineering and a BA in French from the University of Rhode Island in 2004.

We believe that the description of the experience of each of the above parties includes the specific experience, qualifications, attributes or skills that led to our conclusion that the person should serve as a director following the closing of the Exchange Agreement.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the effectiveness of the exchange of shares.

Involvement in Certain Legal Proceedings

To the best of our knowledge, no incoming officer, director or 5% or greater shareholder has, during the last five years: (i) been convicted in or is currently subject to a pending criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Term of Office

Our directors are elected to hold office until the next annual meeting of stockholders or until resignation, death, and a successor is elected. Our officers are appointed by our board of directors and hold office until the officer’s term ends at the first meeting of directors held after each annual meeting of the shareholders.

Director Independence

We have not determined a standard for independence of our directors.  We believe, however, that neither our current directors nor our incoming directors would be deemed independent as such term is defined by a national securities exchange or an inter-dealer quotation system.

Committees of the Board of Directors

We do not have a standing compensation committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. We expect that the new Board of Directors will appoint committees after they take office.

Our Board of Directors performs the duties that would normally be performed by these committees. Given our lack of operations prior to the exchange of shares, our Board of Directors believes that its current member has sufficient knowledge and experience necessary to fulfill the duties and obligations of the committees. Neither of our directors is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC, and management has determined that such an expert is not necessary until it commences primary operations.

Director Nominations

The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After the closing of the Exchange Agreement, we expect the new Board of Directors will review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our President, c/o Gotham Capital Holdings, Inc., 266 Cedar Street, Cedar Grove, NJ 07009. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.” The President will circulate the communications (with the exception of commercial solicitations) to our sole director. Communications marked “Confidential” will be forwarded unopened. After the exchange of shares, we anticipate that the new Board of Directors will adopt a similar policy.

Meetings of the Board of Directors

Our Board of Directors held no formal meetings during the year ended December 31, 2016. All proceedings of the Board of Directors were conducted by written consent.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.”

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us, and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders.  We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Leadership Structure

Since we are not engaged in any principal business operations, we the Board has determined to not to require the positions of chairman of the board and principal executive officer separate at this time

Compensation of Directors and Executive Officers

Executive Compensation

Neither Mr. Catizone nor Mr. Generelli, nor any other person, received compensation from us during the years ended December 31, 2015 or 2016.  The Company has no written or unwritten employment or compensation agreement or arrangement with Messrs. Catizone or Generelli.

Equity Awards

As of December 31, 2016, there were no unexercised options, stock that had not vested, or equity incentive plan awards for our named executive officers.

Director Compensation

During the year ended December 31, 2016, there was no compensation paid to or earned by our directors.  Members of the board of directors may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings per fiscal year. To date, the Company has not paid any directors' fees or expenses.

Certain Relationships and Related Transactions

To the best of our knowledge, except as set forth below, the incoming directors have not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

In connection with the proposed reverse acquisition, OXYS entered into a consulting agreement with Pasquale Catizone, a director and principal executive officer of our company, to provide consulting services relating to compliance issues during the transition period before and after the change of control.  Under the terms of the agreement, Mr. Catizone received $25,000 upon the signing of the agreement and will receive $50,000 at the closing of the Exchange Agreement.  The agreement will expire 120 days following the closing.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2016, two directors did not file their reports on a timely basis.

LEGAL PROCEEDINGS

 We are not aware of any material proceedings to which any of our directors, officers or affiliates, any owner of record or beneficially of more than five percent of our Common Stock, or any associate of any such director, officer, affiliate, or security holder is a party adverse to us or has a material interest adverse to us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

GOTHAM CAPITAL HOLDINGS, INC.

Dated: July 17, 2017	By: /s/ Carmine Catizone
Carmine Catizone, President